SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 14, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform published by the Company on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 13 August 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Stock Code: 600688    Stock Abbreviation: S Shang Sinopec    Announcement No.: Lin2015-21

Sinopec Shanghai Petrochemical Company Limited

Announcement on Listing and Trading of Floating Shares Restricted for Sale Pursuant to Share Reform

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important Notes:

•	The number of floating shares restricted for sale under this share reform is 540,000,000 shares

•	The date of listing and trading of floating shares restricted for sale under this share reform is 20 August 2015

•	The balance of floating shares restricted for sale after this share reform is 4,380,000,000 shares

I.	Information relating to share reform

1.	The Share Reform Proposal (“Share Reform Proposal”) of Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai” or the “Company”) was approved in the A shareholders meeting of the Company on 8 July 2013, the record day for the implementation of the Company’s Share Reform Proposal was 16 August 2013 (“Record Day”), and trading of the Company’s A shares resumed on 20 August 2013 after the implementation.

2.	There was no additional consideration arrangement under the Share Reform Proposal.

II.	Undertakings of the Company’s non-floating shareholders relating to the current listing and performance of such undertakings

All of the Company’s non-floating shareholders hereby undertake to comply with the laws, regulations and rules and discharge their statutory obligations. China Petroleum & Chemical Corporation (“Sinopec”), the controlling shareholder of the Company, hereby undertakes as follows:

1.	Sinopec shall not, within 12 months from the date the right of listing and trading of the non-floating shares of the Company is obtained (i.e. the first trading date after the implementation date of the Share Reform Proposal), list or transfer such non-floating shares; upon expiration of the foregoing restriction term, Sinopec will list and offer for sale via stock exchange the non-floating shares the maximum percentage of which shall not exceed 5% of the total capital of the Company within 12 months or 10% with 24 months.

2.	Sinopec shall, within 6 months from the date the right of listing and trading of the non-floating shares of the Company is obtained (i.e. the first trading date after the implementation date of the Share Reform Proposal), propose to convene a meeting of the board of the Company according to the Articles of Association of the Company Limited to review the proposal of additional paid-in capital in the form of every ten shares into no less than four shares (inclusive), and propose to convene a shareholders meeting and vote for the proposal in the shareholders meeting of the Company.

3.	Sinopec shall, within 12 months from the date the right of listing and trading of the non-floating shares of the Company is obtained (i.e. the first trading date after the implementation date of the Share Reform Proposal), make a proposal the board of the Company to propose a stock option incentive plan, subject to compliance with related provisions of the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and China Securities Regulatory Commission, the initial exercise price of said stock option shall not be lower than the closing price on 30 May 2013, i.e. RMB6.43/share (subject to price adjustment in case of dividend exclusion or right exclusion before the announcement of the draft stock option incentive plan).

4.	Sinopec shall continue to support the development of the Company after the completion of the share reform and use the Company as a platform for development of related business in future.

Other non-floating shareholders of the Company shall not list or transfer such non-floating shares within 12 months from the date of implantation of the Share Reform Proposal (i.e. the first trading date after the implementation date of the Share Reform Proposal).

Performance of the undertakings by related shareholders:

1.	By the announcement date, 540,000,000 floating shares restricted for sale held by Sinopec have been listed and traded on 20 August 2014 and 225,000,000 floating shares restricted for sale originally held by other shareholders of floating shares restricted for sale have been listed and traded on 20 August 2014.

2.	On 27 August 2013, Sinopec submitted to the board of the Company the Improved Share Reform Proposal on Cash Dividend and Capitalization of Capital Accumulation Fund and Surplus Reserve Fund for the First Half of 2013, and proposed that the board of the Company to review following proposal: on the basis of aggregate share capital of 7.2 billion shares, the company shall grant 3.36 shares for every 10 shares out of the capital accumulation fund of RMB2.421 billion from the premiums of share issuance, and 1.64 shares for every 10 shares out of the surplus reserve fund, and dividend of RMB0.5 (inclusive tax) in cash for every 10 shares for half year; further, Sinopec confirmed to vote for the proposal in the shareholders meeting of the Company. The proposal was deliberated and adopted in the Fifteenth Meeting of the Seventh Board of Directors of the Company held on 28 August 2013, and was deliberated and adopted in the First Meeting of A Shareholders for year 2013 held on 22 October 2013, the First Meeting of H Shareholders for year 2013 and the First Extraordinary General Meeting for year 2013. In December 2013, the Company implemented the Improved Share Reform Proposal on Cash Dividend and Capitalization of Capital Accumulation Fund and Surplus Reserve Fund for the First Half of 2013.

3.	The Company held the Second Meeting of the Eighth Board of Directors on 15 August 2014, deliberating and adopting Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft), held the Company’s First Extraordinary General Meeting for the year 2014, the First Meeting of A Shareholders for the year 2014 and the First Meeting of H Shareholders for year 2014 on 23 December 2014, deliberating and approving Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) and other relevant proposals.

4.	Other undertakings are being performed except for the above mentioned one.

III.	Changes in capital structure and shareholding after implementation of Share Reform Proposal up to present

1.	Changes in capital structure after implementation of Share Reform Proposal up to present

In December 2013, the Company implemented the Share Reform Proposal on Cash Dividend and Capitalization of Capital Accumulation Fund and Surplus Reserve Fund for the First Half of 2013. The total share capital of the company is 10.8 billion shares after the implementation of the proposal.

No.	Shareholder name	After implementation of consideration arrangement for Share Reform		Prior changes		By the listing date of floating shares restricted for sale
		Number of floating shares restricted for sales held	Percentage in total share capital	Reason of change	Change in share number	Remaining floating shares restricted for sales	Percentage in total share capital
1	China Petroleum & Chemical Corporation	3,640,000,000	50.56%	capitalization of capital accumulation fund	1,820,000,000	5,460,000,000	50.56%
2	Shanghai Kangli Industry and Trading Co., Ltd. etc.	150,000,000	2.08%	capitalization of capital accumulation fund	75,000,000	225,000,000	2.08%

Total		3,790,000,000	52.64%		1,895,000,000	5,685,000,000	52.64%

The calculation of number of Floating Shares Restricted for Sale for the current listing is based on the aggregate capital shares of the Company after capitalization of capital accumulation fund.

2.	Changes in shareholding after implementation of Share Reform Proposal up to present

No.	Shareholder name	Number of floating shares restricted for sales held by original shareholders	Percentage in total share capital	Number of change	Reason of change	Number of floating shares restricted for sales held after change	Percentage after change
1	China Petroleum & Chemical Corporation	3,640,000,000	50.56%	+1,820,000,000	capitalization of capital accumulation fund	4,920,000,000	45.56%
				-540,000,000	listing and trading of floating shares restricted for sale pursuant to share reform
2	Other Shareholders of All Floating Shares Restricted for Sales	150,000,000	2.08%	+75,000,000	capitalization of capital accumulation fund	0	0

				-225,000,000	listing and trading of floating shares restricted for sale pursuant to share reform

IV.	Capital occupation by substantial shareholders

Substantial shareholders do not occupy any funds of the Company.

V.	Verification opinion of the sponsor

CITIC Securities Co., Ltd. (“CITIC Securities”) serves as sponsor of share reform of the Company. As required by Memorandum No. 14 Relating to Share Reform by Listed Companies — Certain Issues Relating to Listing of Floating Shares Restricted for Sale Arising from Share Reform issued by the Shanghai Stock Exchange, CITIC Securities reviewed and verified the release of trading restriction imposed on related shareholders of the Company, and issued the Verification Opinions of CITIC Securities Co., Ltd. on Application by Sinopec Shanghai Petrochemical Company Limited for Listing of the Floating Shares Restricted for Sale , and has given its conclusive opinion as follows:

1.	The current listing and trading of the floating shares restricted for sale by Sinopec Shanghai is in compliance with applicable laws and regulations;

2.	Sinopec Shanghai’s shareholders of the floating shares restricted for sale have strictly performed their respective undertakings relating to the share reform;

3.	There is no substantial obstacle preventing the current listing and trading of the floating shares restricted for sale by Sinopec Shanghai;

4.	Sponsor and sponsor representatives approve the current listing and trading of the floating shares restricted for sale by Sinopec Shanghai.

VI.	Information of floating shares restricted for sale for the current listing

1.	The number of floating shares restricted for sale to be listed is 540,000,000 shares;

2.	The listing and trading date of floating shares restricted for sale is 20 August 2015;

3.	Breakdown of floating shares restricted for sale to be listed

No.	Shareholder name	Number of Floating Shares Restricted for Sale held (unit: share)	Percentage of Floating Shares Restricted for Sale out of total share capital	Share number for current listing (unit: share)	Balance of Floating Shares Restricted for Sale (unit: share)
1	China Petroleum & Chemical Corporation	4,920,000,000	45.56%	540,000,000	4,380,000,000

Total		4,920,000,000	45.56%	540,000,000	4,380,000,000

4.	Difference between the current listing of floating shares restricted for sale and that stated in the Share Reform Proposal

The current listing of floating shares restricted for sale is in consistent with that stated in the Share Reform Proposal.

5.	Prior listing of floating shares restricted for sale

No.	Listing date	Shareholder name	Number of Shares for listing	Percentage in total share capital (%)	Reference Index
1	August 20, 2014	China Petroleum & Chemical Corporation	540,000,000	5	Be published on China Securities Journal, Shanghai Securities News, Securities Times, and the websites of Shanghai Stock Exchange, HongKong Stock Exchange and the Company on August 14, 2014
		Other Shareholders of Floating Shares Restricted for Sales	225,000,000	2.08

VII.	Change in shareholding structure

Unit: share

		Before the current listing	Change in share number	After the current listing
Floating shares restricted for sale	1. Shares held by state-owned legal persons	4,920,000,000	-540,000,000	4,380,000,000
	Total floating shares restricted for sale	4,920,000,000	-540,000,000	4,380,000,000
Floating shares not restricted for sale	1. A shares	2,385,000,000	+540,000,000	2,925,000,000
	2. H shares	3,495,000,000	0	3,495,000,000
	Total floating shares not restricted for sale	5,880,000,000	+540,000,000	6,420,000,000

Total shares		10,800,000,000	0	10,800,000,000

VIII.	Documents for Inspection

1.	Application for Listing of Floating Shares Restricted for Sale prepared by the board of the Company;

2.	Certificate of Enquiry of Number of Registered Securities Held by Investors;

3.	Verification Opinions of CITIC Securities Co., Ltd. on Application by Sinopec Shanghai Petrochemical Company Limited for Listing of Floating Shares Restricted for Sale;

4.	Other documents.

It is hereby announced.

Board of Directors

Sinopec Shanghai Petrochemical Company Limited

13 August 2015